UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

For the month of December 2020

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 7, 2020, Sol-Gel Technologies Ltd. (the “Company”) issued a press release announcing FDA Acceptance for Filing of New Drug Application for Twyneo® for the Treatment of Acne Vulgaris.

Attached hereto is the following exhibit:

Exhibit 99.1	Press release announcing FDA Acceptance for Filing of New Drug Application for Twyneo® for the Treatment of Acne Vulgaris

Exhibit 99.1 is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-223915) and its Registration Statement on Form F-3 (Registration No. 333-230564).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: December 7, 2020	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer